                                                                    EXHIBIT 99.1

[APWC LOGO]

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
     19 Benoi Road, Level 3A Sigma Cable High Tech Complex, Singapore 629909
                   Tel: (65) 6663-2132/3, Fax: (65) 6663 2130
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FOR IMMEDIATE RELEASE
July 1, 2005
                                             Contact:  Wellen Sham
                                                       Asia Pacific Wire & Cable
                                                       65-6663-2193

                                                       Michael Mandelbaum
                                                       Mandelbaum Partners
                                                       (310) 785-0810

        ASIA PACIFIC WIRE & CABLE ANNOUNCES A DELAY IN THE RELEASE OF ITS
           FINANCIAL RESULTS PENDING COMPLETION OF ITS 2004 FINANCIAL
                                   STATEMENTS

NEW YORK, NY - JULY 1, 2005 - Asia Pacific Wire & Cable Corporation Limited (OTC
Bulletin Board: AWRCF) (the "Company") announced today that it will be unable to timely file with the U.S. Securities and Exchange Commission ("SEC") its Annual
Report on Form 20-F for the year ended December 31, 2004. Under the applicable rules of the SEC, the Form 20-F is required to be filed on or before June 30,
2005.

     The Company's board of directors, including its audit committee, and its management, are currently in the process of completing an internal investigation, the focus of which includes:

     1.  Certain related party transactions among Pacific Electric Wire and
         Cable Company Limited, the former majority shareholder of the Company, and certain of its subsidiaries, and the Company.

     2.  Certain inter-company loans between the Company and certain of its subsidiaries and affiliates.

     3.  Certain unauthorized payments from APWC and certain of its subsidiaries to several of its former directors and officers.

     4.  The adequacy of effective internal controls and procedures of the
         Company.

     In April, 2005, the Company announced that gross revenues for 2004 were just below $300 million, and represented a 41% increase in total revenue over
2003. It further announced that the provision of $2 million in its nine month financial statements for the period ended September 30, 2004 was for doubtful accounts and that additional reserves to be taken for the fourth quarter 2004 would be in the $1 million to $2 million range. Based upon its continuing internal investigation, the Company believes that a write off may be required also to resolve certain other accounting issues, including an impairment of goodwill. Due to the impact of those adjustments, and the significant impact on the Company of the 2004 increase in the price of copper, its principal raw material, the Company believes its 2004 net income will be determined to be materially lower than its 2003 net income.

     Ernst & Young, the Company's independent auditors, has informed the Company that it will complete its audit of the financial statements for the fiscal year ended December 31, 2004

after the Board of Directors has had an opportunity to make determinations based on the internal investigation and to have these determinations reflected, if necessary, in the 2004 financial statements. The Company will work diligently to complete the internal investigation and file the Form 20-F as promptly as practicable. In the event that the Company is unable to file its Form 20-F with the SEC within the 30 day grace period permitted under the rules of the OTC
Bulletin Board, the Company's shares may be subject to delisting from the OTC
Bulletin Board and thereafter be traded in the Pink Sheets to the extent a market is available.

ABOUT ASIA PACIFIC WIRE & CABLE

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical fact, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.
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